File No. 074-00015






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3

                                QUARTERLY REPORT


                    For the quarter ended September 30, 2002


         Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                   Act of 1935






                                       by
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                                   FORM U-9C-3
                    For the Quarter Ended September 30, 2002

                                    CONTENTS

                                                          Page

ITEM 1 - Organization Chart                                 1

ITEM 2 - Issuances and Renewals of Securities and
         Capital Contributions                              9

ITEM 3 - Associated Transactions                           10

ITEM 4 - Summary of Aggregate Investment                   11

ITEM 5 - Other Investments                                 11

ITEM 6 - Financial Statements and Exhibits                 12
             Statements of Income
             Balance Sheet
             Exhibits

ITEM 1 - ORGANIZATION CHART
Company names are indented and numbered to identify them as subsidiaries of the company that is listed immediately above them at the next tier. Some companies are subsidiaries of more than one company. The reference code for each subsidiary refers to the supplemental schedule to the organization chart that provides details regarding date and state of organization, nature of business, etc. required to be reported under Item 1.

                                                                                         Reference Code
00. American Electric Power Company, Inc.
  01. American Electric Power Service Corporation
  01. AEP C&I Company, LLC                                                                       1
    02. AEP Ohio Commercial & Industrial Retail Company, LLC                                     2
    02. AEP Texas Commercial & Industrial Retail GP, LLC                                         3
      03. AEP Texas Commercial & Industrial Retail Limited Partnership                           4
    02. AEP Texas Commercial & Industrial Retail Limited Partnership                             4
    02. AEP Gas Power GP, LLC                                                                    5
      03. AEP Gas Power Systems, LLC                                                             6
  01. AEP Coal, Inc.                                                                             7
    02. Snowcap Coal Company, Inc.                                                               8
    02. AEP Kentucky Coal, LLC                                                                   9
    02. AEP Ohio Coal, LLC                                                                      10
    02. AEP West Virginia Coal, Inc.                                                            11
  01. AEP Energy Services, Inc.                                                                 12
    02.  Energy Trading Platform Holding Company, Inc.                                          13
    02.  Intercontinental Exchange Inc.                                                         14
  01. AEP Investments, Inc.
    02.  AEP EmTech, LLC                                                                        15
      03. Altra Energy Technologies, Inc.                                                       16
      03. Amperion, Inc.                                                                        17
      03. Universal Supercapacitors, LLC                                                        18
      03. Integrated Fuel Cell Technologies, Inc.                                               93
      03. Power-span Corp                                                                       24
  01. Mutual Energy L.L.C.                                                                      19
    02. Mutual Energy Service Company, L.L.C.                                                   20
    02. AEP Ohio Retail Energy, LLC                                                             21
  01.  AEP Power Marketing, Inc.                                                                22
  01. AEP T&D Services, LLC                                                                     23
  01. AEP Pro Serv, Inc.
    02. PHPK Technologies, Inc.                                                                 25
  01. AEP Retail Energy LLC                                                                     26
  01. AEP Texas POLR, LLC                                                                       27
    02. AEP Texas POLR GP, LLC                                                                  28
      03. POLR Power, L.P.                                                                      29
    02. POLR Power, L.P.                                                                        29
  01. Central and South West Corporation
    02. Public Service Company of Oklahoma
      03. Ash Creek Mining Company                                                              30
      03. AEMT, Inc.                                                                            31
      03. Powerware Solutions, Inc.                                                             32
      03. Utility Data Resources, Inc.                                                          33



    02. Southwestern Electric Power Company
      03.  The Arklahoma Corporation                                                            34
      03.  Southwest Arkansas Utilities Corporation                                             35
      03.  Dolet Hills Lignite Company, LLC                                                     36
    02. CSW Energy, Inc.
      03. CSW Development-I, Inc.                                                               37
        04. Polk Power GP II, Inc.                                                              38
          05. Polk Power GP, Inc.                                                               39
            06. Polk Power Partners, LP                                                         40
              07. Mulberry Holdings, Inc.                                                       41
        04. CSW Mulberry II, Inc.                                                               42
          05. CSW Mulberry, Inc.                                                                43
        04. Polk Power Partners, LP                                                             40
          05. Mulberry Holdings, Inc.                                                           41
        04. Noah I Power GP, Inc.                                                               44
          05. Noah I Power Partners, LP                                                         45
            06. Brush Cogeneration Partners                                                     46
        04. Noah I Power Partners, LP                                                           45
          05. Brush Cogeneration Partners                                                       46
        04. Orange  Cogeneration  GP II, Inc.                                                   47
          05. Orange  Cogeneration  G.P.,Inc.                                                   48
            06. Orange  Cogeneration  Limited  Partnership                                      49
              07.  Orange Cogen Funding Corp.                                                   50
                08. Orange Holdings, Inc.                                                       51
        04. CSW Orange II, Inc.                                                                 52
          05. CSW Orange, Inc.                                                                  53
            06. Orange Cogeneration Limited Partnership                                         49
              07. Orange Cogen Funding Corp.                                                    50
                08. Orange Holdings, Inc.                                                       51
      03. CSW Development-II, Inc.                                                              54
      03. CSW Ft. Lupton, Inc.                                                                  55
        04. Thermo Cogeneration  Partnership,  L.P.                                             56
      03. CSW Sweeny GP I, Inc.                                                                 57
        04.  CSW  Sweeny  GP  II,  Inc.                                                         58
          05.  Sweeney  Cogeneration  Limited Partnership                                       59
      03. CSW Sweeny LP I, Inc.                                                                 60
        04. CSW Sweeny LP II, Inc.                                                              61
          05. Sweeney Cogeneration Limited Partnership                                          59
      03. CSW Nevada, Inc.                                                                      62
      03. CSW Services International, Inc.                                                      63
      03. Diversified Energy Contractors Company, LLC                                           64
        04. DECCO II LLC                                                                        65
          05. Diversified Energy Contractors, LP                                                66
        04.  Diversified  Energy  Contractors,  LP                                              66
        04.  Industry  and  Energy  Associates, L.L.C.                                          67
      03. CSW Eastex GP I, Inc.                                                                 68
        04. CSW Eastex GP II, Inc.                                                              69
          05. Eastex Cogeneration Limited Partnership                                           70
      03. CSW Eastex LP I, Inc.                                                                 71
        04.  CSW  Eastex  LP  II,  Inc.                                                         72
          05.  Eastex  Cogeneration   Limited  Partnership                                      70
    02. EnerShop Inc.                                                                           73
      03. Envirotherm, Inc.                                                                     74
    02. CSW Energy Services, Inc.                                                               75
      03. Nuvest, L.L.C.                                                                        76
        04. National Temporary Services, Inc.                                                   77
          05. Octagon, Inc.                                                                     78
        04. Numanco, L.L.C.                                                                     79
          05. NuSun, Inc.                                                                       80
            06. Sun  Technical  Services,  Inc.                                                 81
            06.  Calibration  and Testing Corporation                                           82
          05. ESG Technical Services, L.L.C.                                                    83
          05. National Environmental Services Technology, L.L.C.                                84
          05. ESG Indonesia, L.L.C.                                                             85
          05. ESG, L.L.C.                                                                       86
          05. Numanco Services, LLC                                                             87
    02. REP Holdco, Inc.                                                                        88
      03. Mutual Energy CPL L.P.                                                                89
      03. Mutual Energy WTU L.P.                                                                90
      03. Mutual Energy SWEPCO L.P.                                                             91
      03. REP General Partner LLC                                                               92
        04. Mutual Energy CPL L.P.                                                              89
        04. Mutual Energy WTU L.P.                                                              90
        04. Mutual Energy SWEPCO L.P.                                                           91


                                        ENERGY-OR               STATE OF
                                        GAS-RELATED             ORGANIZATION PERCENTAGE
     Name of                            COMPANY                              OF VOTING
     Reporting Company                            DATE OF                    SECURITIES       NATURE OF BUSINESS
                                                  ORGANIZATION               HELD
1    AEP C&I Company, LLC                 Energy  10/10/00      Delaware     100%       Marketing of natural gas, electricity or
                                                                                        energy related products
2    AEP Ohio Commercial & Industrial     Energy  10/10/00      Delaware     100%       Marketing of natural gas, electricity or
     Retail Company, LLC                                                                energy related products
3    AEP Texas Commercial & Industrial    Energy  12/11/00      Delaware     100%       Marketing of natural gas, electricity or
     Retail GP, LLC                                                                     energy related products
4    AEP Texas Commercial & Industrial    Energy  12/12/00      Delaware     100%       Marketing of natural gas, electricity or
     Retail Limited Partnership                                                         energy related products
5    AEP Gas Power GP, LLC                Energy  12/19/00      Delaware     100%       Distributed generation products
6    AEP Gas Power Systems, LLC           Energy  07/09/96      Delaware      75%       Distributed generation products
7    AEP Coal, Inc.                       Energy  10/29/01       Nevada      100%       Coal Mining
8    Snowcap Coal Company, Inc.           Energy  10/29/01      Delaware     100%       Coal Mining
9    AEP Kentucky Coal, LLC               Energy  10/29/01      Delaware     100%       Coal Mining
10   AEP Ohio Coal, LLC                   Energy  10/26/01      Delaware     100%       Coal Mining
11   AEP West Virginia Coal, Inc.         Energy  10/29/01       Nevada      100%       Coal Mining
12   AEP Energy Services, Inc.            Energy  09/24/96        Ohio       100%       Broker and market energy commodities
13   Energy Trading Platform Holding      Energy  04/28/00      Delaware    16.70%      Energy Marketing
     Company, Inc.
14   Intercontinental Exchange, Inc.      Energy  06/16/00      Delaware     4.87%      Energy Marketing
15   AEP EmTech, LLC                      Energy  01/03/01      Delaware     100%       Development & commercialization of
16   Altra Energy Technologies, Inc.      Energy  08/19/97      Delaware      5%        electrotechnologiesEnergy Marketing software
17   Amperion, Inc.                       Energy  02/16/01      Delaware    38.30%      Non-regulated energy-related services and
                                                                                        projects
18   Universal Supercapacitors, LLC       Energy  04/16/02      Delaware    50.00%      Non-regulated energy-related services and
                                                                                        projects
19   Mutual Energy L.L.C.                 Energy  12/17/99      Delaware     100%       Marketing of natural gas, electricity or
                                                                                        energy related products
20   Mutual Energy Service Company,       Energy  09/05/00      Delaware     100%       Marketing of natural gas, electricity or
     L.L.C.                                                                             energy related products
21   AEP Ohio Retail Energy, LLC          Energy  09/05/00      Delaware     100%       Marketing of natural gas, electricity or
                                                                                        energy related products
22   AEP Power Marketing, Inc.            Energy  07/22/96        Ohio       100%       Marketing of natural gas, electricity or
                                                                                        energy related products
23   AEP T&D Services, LLC                Energy  12/12/00      Delaware     100%       Energy services including operations,
                                                                                        chain, transmission and distribution
24   Powerspan Corp                       Energy  05/14/97      Delaware     9.80%      Pollution Control Technology Development
25   PHPK Technologies, Inc.              Energy  07/01/91        Ohio      40.40%      Cryogenic and Vacuum Equipment Manufacture
                                                                                        & Service
26   AEP Retail Energy LLC                Energy  06/28/00      Delaware     100%       Marketing of natural gas, electricity or
                                                                                        energy related products
27   AEP Texas POLR, LLC (aka AEP Texas   Energy  12/11/00      Delaware     100%       Marketing of natural gas, electricity or
     Retail GP, LLC)                                                                    energy related products
28   AEP Texas POLR GP, LLC               Energy  11/14/01      Delaware     100%       Marketing of natural gas, electricity or
                                                                                        energy related products
29   POLR Power, L.P.                     Energy  11/14/01      Delaware    100.00%     Marketing of natural gas, electricity or
                                                                                        energy related products
30   Ash Creek Mining Company             Energy                Oklahoma                Sold 8/5/02

31   AEMT, Inc.                           Energy  12/23/97      Florida       0%        Power conditioning product mfg and sales
32   Powerware Solutions, Inc.            Energy  02/15/94       Texas       4.00%      Energy Management Systems for water
                                                                                        utilities
33   Utility Data Resources, Inc.         Energy  12/30/97      Delaware     4.50%      Electricity pricing, management consulting
                                                                                        and software
34   The Arklahoma Corporation            Energy  05/16/47      Arkansas    44.20%      Electric Transmission
35   Southwest Arkansas Utilities         Energy  03/22/28      Arkansas    100.00%     Inactive
     Corporation
36   Dolet Hills Lignite Company, LLC     Energy  04/09/01      Delaware     100%       Coal Mining
37   CSW Development-I, Inc.              Energy  12/06/90      Delaware     100%       Qualifying Facility
38   Polk Power GP II, Inc.               Energy  03/20/95      Delaware      50%       Qualifying Facility
39   Polk Power GP, Inc.                  Energy  09/18/91      Delaware     100%       Qualifying Facility
40   Polk Power Partners, LP              Energy  02/19/92      Delaware      50%       Qualifying Facility
41   Mulberry Holdings, Inc.              Energy  10/28/99      Delaware     100%       Qualifying Facility
42   CSW Mulberry II, Inc.                Energy  03/21/95      Delaware     100%       Qualifying Facility
43   CSW Mulberry, Inc.                   Energy  02/03/94      Delaware     100%       Qualifying Facility
44   Noah I Power GP, Inc.                Energy  05/14/91      Delaware     100%       Qualifying Facility
45   Noah I Power Partners, LP            Energy  05/16/91      Delaware     100%       Qualifying Facility
46   Brush Cogeneration Partners          Energy  06/17/94      Delaware      50%       Qualifying Facility
47   Orange Cogeneration GP II, Inc.      Energy  03/16/95      Delaware      50%       Qualifying Facility
48   Orange Cogeneration G.P., Inc.       Energy  02/05/93      Delaware     100%       Qualifying Facility
49   Orange Cogeneration Limited          Energy  02/05/93      Delaware    50.00%      Qualifying Facility
     Partnership
50   Orange Cogen Funding Corp.           Energy  06/11/92      Delaware     100%       Qualifying Facility
51   Orange Holdings, Inc.                Energy  10/28/99      Delaware     100%       Qualifying Facility
52   CSW Orange II, Inc.                  Energy  03/16/95      Delaware     100%       Qualifying Facility
53   CSW Orange, Inc.                     Energy  04/21/93      Delaware     100%       Qualifying Facility
54   CSW Development-II, Inc.             Energy  06/11/92      Delaware     100%       Qualifying Facility
55   CSW Ft. Lupton, Inc.                 Energy  04/01/93      Delaware      50%       Qualifying Facility
56   Thermo Cogeneration Partnership,     Energy  03/17/93      Delaware     100%       Qualifying Facility
     L.P.
57   CSW Sweeny GP I, Inc.                Energy  09/06/95      Delaware     100%       Qualifying Facility
58   CSW Sweeny GP II, Inc.               Energy  09/06/95      Delaware     100%       Qualifying Facility
59   Sweeney Cogeneration Limited         Energy  10/10/95      Delaware      50%       Qualifying Facility
     Partnership
60   CSW Sweeny LP I, Inc.                Energy  09/06/95      Delaware     100%       Qualifying Facility
61   CSW Sweeny LP II, Inc.               Energy  09/06/95      Delaware     100%       Qualifying Facility
62   CSW Nevada, Inc.                     Energy  06/29/93      Delaware     100%       Energy Management
63   CSW Services International, Inc.     Energy  03/19/97      Delaware     100%       Non-regulated energy-related services and
                                                                                        projects
64   Diversified Energy Contractors       Energy  07/03/97      Delaware     100%       Non-regulated energy-related services and
     Company, LLC                                                                       projects
65   DECCO II LLC                         Energy  08/08/97      Delaware     100%       Non-regulated energy-related services and
                                                                                        projects
66   Diversified Energy Contractors, LP   Energy  08/18/98      Delaware     100%       Non-regulated energy-related services and
                                                                                        projects
67   Industry and Energy Associates,      Energy  05/26/98      Delaware     100%       Non-regulated energy-related services and
     L.L.C.                                                                             projects
68   CSW Eastex GP I, Inc.                Energy  09/04/98      Delaware     100%       Qualifying Facility
69   CSW Eastex GP II, Inc.               Energy  09/04/98      Delaware     100%       Qualifying Facility
70   Eastex Cogeneration Limited          Energy  09/09/98      Delaware      50%       Qualifying Facility
     Partnership
71   CSW Eastex LP I, Inc.                Energy  09/04/98      Delaware     100%       Qualifying Facility
72   CSW Eastex LP II, Inc.               Energy  09/04/98      Delaware     100%       Qualifying Facility
73   EnerShop Inc.                        Energy  09/11/95      Delaware     100%       Energy Marketing Services
74   Envirotherm, Inc.                    Energy  01/18/82       Texas       100%       Energy Marketing Services
75   CSW Energy Services, Inc.            Energy  09/24/97      Delaware     100%       Energy Marketing Services
76   Nuvest, L.L.C.                       Energy  02/20/96      Delaware    92.90%      Staff Augmentation to Power Plants
77   National Temporary Services, Inc.    Energy  12/31/90    Pennsylvania   100%       Staff Augmentation to Power Plants
78   Octagon, Inc.                        Energy  11/05/93      Delaware     100%       Staff Augmentation to Power Plants
79   Numanco, L.L.C.                      Energy  04/08/96      Oklahoma     100%       Staff Augmentation to Power Plants
80   NuSun, Inc.                          Energy  04/26/88      Delaware     100%       Staff Augmentation to Power Plants
81   Sun Technical Services, Inc.         Energy  01/16/91     California    100%       Staff Augmentation to Power Plants
82   Calibration and Testing Corporation  Energy  01/02/80     California    100%       Staff Augmentation to Power Plants
83   ESG Technical Services, L.L.C.       Energy  07/16/99      Oklahoma     100%       Staff Augmentation to Power Plants
84   National Environmental Services      Energy  11/13/98      Oklahoma     100%       Staff Augmentation to Power Plants
     Technology, L.L.C.
85   ESG Indonesia, L.L.C.                Energy  11/13/98      Oklahoma     100%       Staff Augmentation to Power Plants
86   ESG, L.L.C.                          Energy  11/27/96      Oklahoma      50%       Staff Augmentation to Power Plants
87   Numanco Services, LLC                Energy  04/08/96      Oklahoma     100%       Staff Augmentation to Power Plants
88   REP Holdco, Inc.                     Energy  04/04/01      Delaware     100%       Marketing of natural gas, electricity or
                                                                                        energy related products
89   Mutual Energy CPL L.P.               Energy  04/04/01      Delaware     100%       Marketing of natural gas, electricity or
                                                                                        energy related products
90   Mutual Energy WTU L.P.               Energy  04/04/01      Delaware     100%       Marketing of natural gas, electricity or
                                                                                        energy related products
91   Mutual Energy SWEPCO L.P.            Energy  04/04/01      Delaware     100%       Marketing of natural gas, electricity or
                                                                                        energy related products

92   REP General Partner LLC              Energy  04/04/01      Delaware     100%       Marketing of natural gas, electricity or
                                                                                        energy related products
93   Integrated Fuel Cell Technologies,   Energy  04/04/01      Delaware     .10%       Non-regulated energy-related services and
     Inc.                                                                               projects



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
Company      Type of      Principal                              Person to         Collateral     Consideration
Issuing      Security     Amount of     Issue or     Cost of     Whom Security     Given With     Received for
Security     Issued       Security      Renewal      Capital     Was Issued        Security       Each Security
                       (in thousands)                                                             (in thousands)
NONE


FINANCING AMONG ASSOCIATE COMPANIES:

Company                     Type of      Principal                              Person to
Issuing                     Security     Amount of     Issue or     Cost of     Whom Security
Security                    Issued       Security      Renewal      Capital     Was Issued
                                      (in thousands)

Eastex Cogeneration L.P.    Loan Note        708       -            -           CSW Energy, Inc.

Diversified Energy
 Contractors                Loan Note         14       -            -           CSW Energy, Inc.

NEWGULF Power Venture       Loan Note        179       -            -           CSW Energy, Inc.


CAPITAL CONTRIBUTIONS:
Company                   Company                       Amount of
Contributing              Receiving                     Capital Contributions
Capital                   Capital                          (in thousands)

None


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


ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies
Reporting      Associate
Company        Company               Types of      Direct       Indirect                  Total
Rendering      Receiving             Services      Costs        Costs       Cost          Amount
Services       Services              Rendered      Charged      Charged     of Capital    Billed
                                                                    (in thousands)

Nuvest, LLC    South Texas Project   Engineering   $   896       -           -            $   896
Nuvest, LLC    D.C. Cook             Engineering    10,608       -           -             10,608
Nuvest, LLC    Regional Service
                Office - West        Engineering     1,240       -           -              1,240

Part II -- Transactions performed by associate companies on behalf of reporting companies

Associate                          Reporting
Company                            Company         Types of                    Direct    Indirect               Total
Rendering                          Receiving       Services                    Costs     Costs     Cost         Amount
Services                           Services        Rendered                    Charged   Charged   of Capital   Billed
                                                                                            (in thousands)

American Electric
  Power Service Corporation        AEPES           Administrative & Marketing $11,510     $4,788      $ -      $16,298
Houston Pipeline                   AEPES           Asset Management             6,250       -           -        6,250
Jefferson Island                   AEPES           Asset Management             1,250       -           -        1,250
CSW Energy, Inc.                   Polk Power
                                    Partners, L.P. Plant Services                 356        199        -          555
CSW Energy, Inc.                   Orange
                                    Cogeneration
                                    L.P.           Plant Services                 408        194        -          602
CSW Dev I, Inc.                    Polk Power
                                    Parnters, L.P. Plant Services                  90       -           -           90
CSW Services International Inc.    Eastex
                                    Cogeneration
                                    L.P.           Plant Services                 364        928        -        1,292
CSW Services International Inc.    Sweeny
                                    Cogeneration
                                    L.P.           Plant Services                 420        486        -          906
      Total                                                                   $20,648     $6,595      $ -      $27,243


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

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
                                                                                            (in thousands)
   Total consolidated capitalization
      as of September 30, 2002                                                     $23,040,000(a)          Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                       3,456,000             Line 2

   Greater of $50 million or line 2                                                 $3,456,000             Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related Category 1: Energy Services                                        24,465
      Energy-related Category 5: Energy Marketing                                      995,578
      Energy-related Category 7: Maintenance Services                                   79,121
      Energy-related Category 8: Qualifying Facility                                   793,941
      Energy-related Category 10: Other Form of Energy                                 163,794
      Energy-related Category 2,3,4,6,9                                                 59,214
          Total current aggregate investment                                         2,116,113             Line 4

   Difference  between the greater of $50 million or 15% of  capitalization  and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                             $1,339,887             Line 5

(a) Includes short-term debt.

Investments in gas-related companies:

   NONE


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

ITEM 5 - OTHER INVESTMENTS

Major Line            Other                 Other
of Energy-Related     Investment in Last    Investment in This    Reason for Difference in
Business              U-9C-3 Report         U-9C-3 Report         Other Investment
                                   (in thousands)
CSW Energy Services
Invested prior to
April 1, 1997         $  2,696              $  2,696              Amounts are excluded from Item 4

Qualifying facility
Invested prior to
April 1, 1997         $194,644              $194,644              Amounts are excluded from Item 4

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         List all financial statements and exhibits filed as a part of this report.

Financial Statements:
     Balance sheets and Income Statements for period ended September 30, 2002 are filed confidentially under a separate cover for: AEP C&I Company, LLC AEP Coal, Inc.
        AEP EmTech LLC AEP Energy  Services,  Inc. AEP Gas Power GP, LLC AEP Gas
        Power  System GP, LLC AEP Ohio C&I Retail  Company AEP Power  Marketing,
        Inc. AEP Retail Energy,  LLC AEP T&D Services,  LLC AEP Texas C&I Retail
        LP AEP Texas C&I Retail GP, LLC AEP Texas GP, LLC
        CSW Development-I, Inc. (consolidated)
        CSW Energy Consolidated
        CSW Energy Services, Inc.
        CSW Ft. Lupton, Inc.
        CSW Power Marketing, Inc.
        CSW Services International Inc.
        CSWI Consolidated
        Diversified Energy Contractors Company (DECCO)
        Dolet Hills Lignite Company
        Eastex Cogeneration LP
        Enershop, Inc.
        Mutual Energy LLC (consolidated)
        Mutual Energy CPL L.P.
        Mutual Energy SWEPCO L.P.
        Mutual Energy WTU L.P.
        Nuvest, LLC
        POLR Power, L.P.
        REP General Partner LLC
        Sweeny Companies (consolidated)


Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana, Arkansas, Louisiana, Oklahoma, Michigan and Texas State Commissions.

         CERTIFICATE

         The undersigned certifies that he is the duly designated and acting Treasurer of American Electric Power Company, Inc., a New York corporation ("AEP"), and that:

         AEP's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2002 (the "Quarterly Report on Form U-9C-3") was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the "Specific State Commissions").

         The names and addresses of the Specific State Commissions are:

                  Indiana Utility Regulatory Commission
                  302 West Washington Street, E 306
                  Indianapolis, Indiana   46204

                  Kentucky State Commission
                  211 Sower Boulevard
                  P.O. Box 615 Frankfort, Kentucky 40602

                  Michigan Public Service Commission
                  6545 Mercantile Way
                  P.O. Box 30221 Lansing, Michigan 48909

                  Public Service Commission of West Virginia
                  201 Brooks Street
                  P.O. Box 812
                  Charleston, West Virginia   25323

                  Tennessee Regulatory Authority
                  460 James Robertson Parkway
                  Nashville, Tennessee  37243-0505

                  The Public Utilities Commission of Ohio
                  180 East Broad Street
                  Columbus, Ohio   43215

                  Virginia State Corporation Commission
                  1300 East Main Street
                  P.O. Box 2118 Richmond, Virginia 23216

                  Arkansas Public Service Commission
                  1000 Center
                  P.O. Box 400 Little Rock, AR 72203-0400

                  Louisiana Public Service Commission
                  One American Place
                  P.O. Box 91154 Baton Rouge, LA 70821-9154


                  Oklahoma Corporation Commission
                  2102 N. Lincoln Blvd.
                  P.O. Box 52000-2000
                  Oklahoma City, OK  73152-2000

                  Public Utility Commission of Texas
                  1701 N. Congress Avenue
                  Austin, TX  78701


         IN WITNESS WHEREOF, I have hereunto set my hand as of the 27th day of November, 2002.

                                                        /s/ A. A. Pena
                                                     _________________________
                                                            A. A. Pena
                                                             Treasurer

                                                               SIGNATURE





         The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.





                                     AMERICAN ELECTRIC POWER COMPANY, INC.

                                         By   /s/ A. A. Pena
                                             ____________________
                                                A.   A.
                                                Pena
                                                Treasurer







November 27, 2002